Filed Pursuant to Rule 433

Registration Statement No. 333-249931

HYATT HOTELS CORPORATION

5.750% SENIOR NOTES DUE 2027

PRICING TERM SHEET

DATED JUNE 26, 2023

This term sheet to the preliminary prospectus supplement dated June 26, 2023 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the Notes (as defined herein). The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Hyatt Hotels Corporation

Format:	SEC Registered

Trade Date:	June 26, 2023

Settlement Date:	July 6, 2023 (T+7)

Security Ratings:	Baa3 (stable) by Moody’s / BBB- (stable) by S&P Global / BBB- (stable) by Fitch*

Security Offered:	5.750% Senior Notes due 2027 (the “Notes”)

Principal Amount:	$600,000,000

Maturity Date:	January 30, 2027

Interest Rate:	5.750% per year

Benchmark Treasury:	4.125% due June 15, 2026

Benchmark Treasury Price / Yield:	99-16 / 4.306%

Spread to Benchmark:	T + 145 basis points

Yield to Maturity:	5.756%

Interest Payment Dates:	January 30 and July 30, commencing January 30, 2024

Interest Rate Adjustment:	The interest rate payable on the Notes will be subject to adjustment based on certain rating events as described under the caption “Description of the Notes—Interest Rate Adjustment of the Notes Based on Certain Rating Events” in the preliminary prospectus supplement dated June 26, 2023.

Price to Public:	99.975% of the principal amount, plus accrued interest, if any

*

The securities ratings above are not a recommendation to buy, sell or hold the securities offered hereby and may be subject to revision or withdrawal at any time by Moody’s, S&P Global and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

Underwriting Discounts and Commissions:	0.40%

CUSIP/ISIN:	448579 AQ5 / US448579AQ51

Optional Redemption:

Prior to December 30, 2026 (the date that is 1 month prior to their maturity date) (the “Par Call Date”), we may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, we may redeem the Notes, in whole or in part, at any time and from time to time, at our option, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Deutsche Bank Securities Inc. J.P. Morgan Securities LLC BofA Securities, Inc. Scotia Capital (USA) Inc. Wells Fargo Securities, LLC Truist Securities, Inc.

Senior Co-Managers:	PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Credit Agricole Securities (USA) Inc. SMBC Nikko Securities America, Inc. Fifth Third Securities, Inc. Loop Capital Markets LLC Comerica Securities, Inc.

*        *        *

Where similar language or information to that set forth above appears in other sections of the preliminary prospectus supplement dated June 26, 2023, that language or information is deemed modified accordingly as set forth above.

We expect that delivery of the Notes will be made to investors on or about the Settlement Date indicated above, which will be the seventh business day following the Trade Date indicated above (such settlement being referred to as “T+7”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to the second business day before the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Such purchasers should consult their own advisors in this regard.

*        *        *

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Goldman Sachs & Co. LLC toll free at +1-866-471-2526, Deutsche Bank Securities Inc. at +1 800-503-4611 or J.P. Morgan Securities LLC collect at +1-212-834-4533.